PROSPECTUS SUPPLEMENT	Filed Pursuant to Rule 424(b)(3)
(to prospectus dated May 9, 2011)	Registration No. No. 333-167012
DORAL FINANCIAL CORPORATION
38,499,408 Shares of Common Stock
     This prospectus supplement updates and supplements the prospectus dated May 9, 2011 and the prospectus supplements dated May 17, 2011, June 30, 2011 and July 13, 2011.
     This prospectus supplement should be read in conjunction with the accompanying prospectus, including any supplements thereto, which is to be delivered with this prospectus supplement, and this prospectus supplement is qualified by reference to the accompanying prospectus and any supplements thereto, except to the extent that the information in this prospectus supplement supersedes the information contained in the accompanying prospectus or any supplements thereto. You should read both this prospectus supplement and the accompanying prospectus and any supplements thereto as well as any post-effective amendments to the registration statement of which this prospectus supplement and the accompanying prospectus form a part, together with the additional information described under “Where You Can Find More Information” in the accompany prospectus before you make any investment decision.
     See the “Risk Factors” section beginning on page 4 of the accompanying prospectus and the “Risk Factors” section in our Quarterly Report on Form 10-Q filed with the SEC on May 16, 2011 for a discussion of certain risks that you should consider before investing in our common stock.
     The securities offered by this prospectus supplement and the accompanying prospectus, including any supplements thereto, are our unsecured obligations and are not savings accounts, deposits, or other obligations of any bank or non-bank subsidiary of ours and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.
     Neither the Securities and Exchange Commission, any state securities commission, the Federal Deposit Insurance Corporation, the Board of Governors of the Federal Reserve System, nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus, including any supplements thereto. Any representation to the contrary is a criminal offense.
     This prospectus supplement and the accompanying prospectus, including any supplements thereto, relate to the potential resale from time to time by selling stockholders of shares of Doral Financial Corporation common stock, $0.01 par value per share.
     The selling stockholders may offer the securities from time to time directly or through underwriters, broker-dealers or agents and in one or more public or private transactions and at fixed prices, prevailing market prices, at prices related to prevailing market prices or at negotiated prices. If the securities are sold through underwriters, broker-dealers or agents, the selling stockholders will be responsible for underwriting discounts or commissions or agents’ commissions.
     We will not receive any proceeds from the sale of the securities by the selling stockholders.
     We are responsible for the information contained and incorporated by reference in this prospectus supplement and the accompanying prospectus, including any supplements thereto. We have not authorized anyone to provide you with additional information or information different from that contained in this prospectus supplement and the accompanying prospectus, including any supplements thereto, and we take no responsibility for any other information that others may give you. This prospectus supplement and the accompanying prospectus and any supplements thereto do not offer to sell nor ask for offers to buy any of the securities in any jurisdiction where it is unlawful, where the person making the offer is not qualified to do so, or to any person who cannot legally be offered the securities. You should not assume that the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus, including any supplements thereto, is accurate as of any date other than the date on the front cover of this prospectus supplement and the accompanying prospectus or any supplement thereto or the date of any document incorporated by reference herein.
The date of this prospectus supplement is August 1, 2011.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15 (d) OF THE
SECURITIES EXCHANGE ACT OF 1934
Date of report (Date of earliest event reported): July 28, 2011
DORAL FINANCIAL CORPORATION
(Exact Name of Registrant as Specified in Charter)

Puerto Rico	001-31579	66-031262
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)
1451 Franklin D. Roosevelt Avenue, San Juan, Puerto Rico 00920-2717
(Address of Principal Executive Offices, Including Zip Code)
Registrant’s telephone number, including area code: 787-474-6700
Not Applicable
(Former Name or Former Address, if Changed Since Last Report)
     Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:
☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d -2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e -4(c))

Item 2.02 Results of Operations and Financial Condition
     On July 28, 2011, Doral Financial Corporation (“Doral Financial” or the “Company”) issued a press release announcing its unaudited results of operations for the quarter and six months ended June 30, 2011 and its unaudited financial condition as of June 30, 2011. A copy of the press release is attached hereto as Exhibit 99.1.
     The information furnished pursuant to this Item 2.02 of this Current Report on Form 8-K, including the press release included in Exhibit 99.1, relating to its unaudited results of operations and financial condition for the quarter and six months ended June 30, 2011 and its unaudited financial condition as of June 30, 2011, shall not be deemed “filed” for purposes of the Securities Exchange Act of 1934, as amended, nor shall it be incorporated by reference into any of the Company’s filings under the Securities Act of 1933, as amended, unless otherwise expressly stated in such filing.
Item 7.01 Regulation FD Disclosure.
     Beginning August 1, 2011, Doral Financial Corporation (“Doral Financial”) intends to use the investor presentation materials filed herewith, in whole or in part, in one or more meetings or telephone conferences with current and prospective investors. A copy of the investor presentation materials is attached hereto as Exhibit 99.2.
     The information furnished pursuant to this Item 7.01 of this Current Report on Form 8-K, including Exhibit 99.2, shall not be deemed “filed” for purposes of the Securities Exchange Act of 1934, as amended, nor shall it be incorporated by reference into any of the Company’s filings under the Securities Act of 1933, as amended, unless otherwise expressly stated in such filing.
Item 9.01 Financial Statements and Exhibits.
      (d) Exhibits
      99.1 Press release dated July 28, 2011.
      99.2 Investor presentation of Doral Financial Corporation
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

DORAL FINANCIAL CORPORATION
Date: August 1, 2011	By:	/s/ Enrique R. Ubarri
		Name:	Enrique R. Ubarri
		Title:	Executive Vice President and General Counsel

EXHIBIT 99.1
Doral Financial Corporation Reports Financial Results for the
Quarter Ended June 30, 2011
Reports Net Income of $4.5 million for the Quarter
Continues to Exceed Well Capitalized Benchmarks
SAN JUAN, Puerto Rico — July 28, 2011 — Doral Financial Corporation (NYSE:DRL) (“Doral”, “Doral Financial” or the “Company”), the holding company of Doral Bank and Doral Bank FSB, with operations in Puerto Rico and the U.S., reported net income of $4.5 million for the quarter ended June 30, 2011, compared to $3.3 million for the quarter ended March 31, 2011.
“Our second consecutive profitable quarter is a consequence of improving fundamentals. We increased revenues, reduced non-performing assets and strengthened our capital position by selling non-strategic assets at a gain. Our focus continues to be in repositioning our portfolios and sustaining our profitability.” said Glen Wakeman, CEO and President of Doral Financial Corporation.
Second Quarter Highlights:
•	Reduced interest expense by $5.2 million resulting in an increase in net interest income to $45.5 million.

•	A net gain of $11.7 million from the sale of $679.2 million of non-strategic securities.

•	Non-interest expense included $2.3 million of expenses due to severance paid during the quarter as part the Company’s efforts to properly size its work force.

•	Non-performing assets fell by $33.4 million.

•	Tier 1 Leverage Ratio improved to 9.07%

•	The book value per share increased to $4.02
Conference Call
Doral will be hosting an earnings call for interested parties at 10:00 a.m. Monday, August 1, 2011.
Call-in information is:
U.S. Participant Dial-In Number: (800) 230-1096
International Participant Dial-In Number: (612) 288-0340
Conference identification number: 211811

FINANCIAL HIGHLIGHTS
•	Net income for the quarter ended June 30, 2011 totaled $4.5 million, compared to $3.3 million for the first quarter of 2011 and a net loss of $233.3 million for the quarter ended June 30, 2010. Net income for the six month period ended June 30, 2011 totaled $7.8 million, compared to a net loss of $236.8 million for the same period in 2010.

•	The Company reported net income attributable to common shareholders of $2.1 million and earnings per common share of $0.02 for the second quarter of 2011 compared to net income attributable to common shareholders of $0.9 million and earnings per common share of $0.01 for the first quarter of 2011, and net loss attributable to common shareholders and loss per share of $235.7 million and $3.50, respectively, for the second quarter of 2010. The Company reported net income attributable to common shareholders and earnings per share of $3.0 million and $0.02, respectively, for the six months ended June 30, 2011 compared to losses of $214.5 million and $3.30, respectively, for the same period in 2010.

•	Net interest income for the second quarter of 2011 was $45.5 million, an increase of $2.3 million compared to the first quarter of 2011, and an increase of $5.4 million when compared to the second quarter of 2010. Net interest margin increased 13 basis points to 2.36%, compared to 2.23% for the first quarter of 2011. Interest expense decreased mainly due to (i) a decrease of $4.4 million on interest on deposits as the rates on the brokered deposits portfolio decreased as Doral completed its efforts to recall high cost callable CDs and lower rates of other interest bearing deposits, and (ii) a $2.9 million decrease in interest paid for securities sold under agreements to repurchase due to the substitution of $515.0 million of securities sold under agreements to repurchase with advances from the FHLB and the early retirement of $219.5 million of securities sold under agreements to repurchase with a portion of the proceeds from the sale of $679.2 investment securities. Interest income decreased net $2.9 million mainly due to decreases in interest on mortgage backed securities of $1.8 million related to the sale of $679.2 million of securities and a decrease in interest income on loans of $0.8 million. There was an increase in commercial and industrial loans in the U.S. of $246.0 million that had a positive impact on interest on loans, which was partially offset by lower early payment penalties recognized in interest income in the second quarter of 2011 compared to the first quarter of 2011.

•	Provision for loan and lease losses for the second quarter of 2011 was $13.3 million, an increase of $10.7 million over the first quarter 2011 provision, and a decrease of $31.3 million from the provision recorded in the second quarter of 2010. The second quarter 2011 provision for loan and lease losses increased as a result of (i) new market information received increasing estimated losses on loans evaluated individually for impairment in the second quarter, (ii) first quarter refinements made to the loss reserving methodologies, and (iii) increased aging of the past due residential mortgage loans. The June 2010 provision included a $12.6 million charge to reduce certain construction loans to lower of cost or market when transferred to loans held for sale and an $8.0 million charge due to increased severities on other real estate owned properties resulting from management’s strategic decision to accelerate OREO dispositions, in addition to higher provisions driven by higher delinquencies in 2010 compared to 2011. The provision for loan and lease losses for the six month period ended June 30, 2011 totaled $15.9 million compared to $58.5 million for the same period in 2010. The decrease of $42.6 million in the provision was mainly related to the previously mentioned charges of $12.6 million for loans reclassified to held for sale and $8.0 million for increased severities on OREO as well as higher delinquencies which drove higher provisions in 2010 compared to 2011.

•	Second quarter 2011 non-interest income of $38.8 million reflected an increase of $10.2 million and $159.0 million compared to non-interest income of $28.6 million for the first quarter of 2011 and a non-interest loss of $120.2 million for the second quarter of 2010, respectively. Non-interest income for the second quarter of

2011 included a gain on sale of investment securities of $14.8 million less a $3.1 million early repayment penalty fee, compared to a $2.9 million gain for the first quarter 2011 and a $139.7 million loss for the second quarter of 2010, including an early repayment penalty fee of $2.5 million. The second quarter 2010 $139.7 million loss on securities sales was due to a loss of $136.7 million on the sale of certain non-agency CMO’s with an amortized cost basis of $378.0 million.

•	Second quarter 2011 non-interest expense of $63.6 million increased $2.8 million and decreased $40.5 million from expenses for the quarters ended March 31, 2011 and June 30, 2010, respectively. The expense increase in the second quarter of 2011 compared to the first quarter of 2011 was primarily due to severance expense of $2.3 million paid during the quarter as part the Company’s efforts to properly size its work force. The decrease in expenses compared to the second quarter of 2010 were due to certain non-recurring expenses incurred in the second quarter of 2010 including (i) an additional OREO provision of $17.0 million due to management’s decision to accelerate OREO dispositions, (ii) recognition of an additional reserve on the Lehman Brothers, Inc. (“LBI”) claim receivable of $10.8, (iii) higher professional services incurred in the Company’s capital raise, preferred stock exchange, participation in bids for FDIC assisted transactions, sale of non-performing assets and litigation defense of the Company’s former officers, (iv) payment of $3.3 million pursuant to the Company’s Retention Program, and (v) higher advertising expense as a result of campaigns to increase the Company’s deposit and mortgage loan market share after the bank consolidations on the Island.

•	Second quarter 2011 income tax expense of $2.9 million decreased $2.2 million and $1.6 million compared with income tax expense of $5.1 million and $4.5 million in the first quarter of 2011 and the second quarter of 2010, respectively. The decrease in tax expense was due to the recognition in the first quarter of 2011 of a $2.3 million deferred tax adjustment resulting from the net effect on Doral’s deferred tax asset of the Puerto Rico tax reform legislation approved in January 2011 lowering the effective tax rate and the increased earnings expectation of profitable Puerto Rico entities. Income tax expense reflected a decrease of $1.6 million compared to the second quarter of 2010 due to taxes recognized in 2010 related to U.S. source income, as well as the impact of tax rate change on the valuation allowance partially offset by realization of operational deferred tax assets.

•	Doral’s loan production for the second quarter 2011 was $464.7 million, an increase of $114.6 million compared to $350.1 million for the first quarter of 2011, and of $84.5 million from $380.2 million for the second quarter of 2010. The running quarter production increase resulted mainly from the US loan production.

•	Doral reported total assets as of June 30, 2011 of $8.0 billion compared to $8.6 billion as of December 31, 2010 and $9.4 billion as of June 30, 2010. The decrease is mainly due to the sale of $870.0 million of mortgage backed securities in 2011. These sales were conducted pursuant to the Company’s deleveraging of the balance sheet.

•	Total deposits of $4.3 billion as of June 30, 2011, decreased $315.7 million, or 6.8%, from deposits of $4.6 billion as of December 31, 2010. The Company’s brokered deposits decreased $328.2 million (14.0%) while non-brokered deposits increased $12.5 million.

•	Non-performing loans (“NPLs”), excluding FHA/VA loans guaranteed by the US government, as of June 30, 2011 were $560.5 million, a decrease of $11.0 million and $65.9 million from March 31, 2011 and December 31, 2010, respectively. The reduction in NPLs was a result of continued emphasis on collections and restructures to optimize performance of the loan portfolio as well as the effect of net charge-offs of $40.1 million in the second quarter of 2011 compared to net charge-offs of $6.0 million in the first quarter of 2011.

•	Second quarter 2011 charge-offs totaled $40.4 million compared to the first quarter 2011 charge-offs of $6.4 million and second quarter 2010 charge-offs of $57.5 million. Doral’s charge-off policy has been to reduce the reported balance of a collateral dependent loan (a loan is collateral dependent when the liquidation of collateral is considered the likely source of repayment of a delinquent loan) by a charge to the allowance for loan and lease losses upon receipt of a current market appraised value. Due to long delays in receiving new market value appraisals of properties in Puerto Rico, Doral has adopted a method to estimate market values for all properties based upon the changes in market values in new appraisals it has received. Because of the long delay in the receipt of appraisals, in the second quarter of 2011 Doral adopted the practice of charging off the portion of the difference between the loan balance before charge-off and the estimated fair value of the property collateralizing the loan considered uncollectible. This new practice also reduces the reported allowance for loan and lease losses and the coverage ratios that exclude the amount previously charged-off.

•	The Company’s capital ratios continue to exceed the published well-capitalized standards established by the federal banking agencies with ratios of Tier 1 Leverage of 9.07%, Tier 1 Risk-based Capital of 13.41% and Total Risk-based Capital of 14.67%. The Leverage, Tier 1 and Total Risk-based Capital Ratios exceeded the well-capitalized standards by $335.9 million, $413.8 million and $260.7 million, respectively.

Selected Financial Data

	Quarters Ended			Six Months Ended
(In thousands, except for share data)	June 30, 2011	March 31, 2011	June 30, 2010	June 30, 2011	June 30, 2010
Selected Income Statement Data:
Interest income	$91,117	$93,991	$101,077	$185,108	$210,305
Interest expense	45,662	50,821	61,012	96,483	126,479

Net interest income	45,455	43,170	40,065	88,625	83,826
Provision for loan and lease losses	13,323	2,590	44,617	15,914	58,538

Net interest income after provision for loan an	32,132	40,580	(4,552)	72,711	25,288
Non-interest income (loss)	38,797	28,624	(120,190)	67,422	(83,606)
Non-interest expenses	63,581	60,784	104,082	124,365	171,480

Income (loss) before income taxes	7,348	8,420	(228,824)	15,768	(229,798)
Income tax expense	2,871	5,096	4,487	7,968	7,016

Net income (loss)	$4,477	$3,324	$(233,311)	$7,800	$(236,814)

Net income (loss) attributable to common sha	$2,061	$909	$(235,726)	$2,970	$(214,508)

Net income (loss) per common share (2)	$0.02	$0.01	$(3.50)	$0.02	$(3.30)

Accrued dividends, preferred stock	$2,415	$2,415	$2,415	$4,830	$4,279
Preferred stock exchange premium, net	$—	$—	$—	$—	$(26,585)
Book value per common share	$4.02	$4.00	$6.27	$4.02	$6.27
Preferred shares outstanding at end of period	5,811,391	5,811,391	6,096,393	5,811,391	6,096,393
Weighted average common shares outstanding	127,293,756	127,293,756	67,285,568	127,293,756	64,920,036
Common shares outstanding at end of period	127,293,756	127,293,756	67,293,370	127,293,756	67,293,370

Selected Balance Sheet Data at Period End:
Total investment securities (3)	$716,040	$1,461,392	$2,428,273	$716,040	$2,428,273
Total loans, net (4)	5,897,060	5,724,271	5,768,728	5,897,060	5,768,728
Allowance for loan and lease losses (“ALLL”)	93,472	120,204	134,913	93,472	134,913
Servicing assets, net	115,785	116,299	113,005	115,785	113,005
Total assets	8,015,696	8,464,096	9,393,533	8,015,696	9,393,533
Deposits	4,302,792	4,486,248	4,940,569	4,302,792	4,940,569
Total borrowings	2,590,202	2,853,274	3,265,020	2,590,202	3,265,020
Total liabilities	7,151,436	7,603,391	8,448,561	7,151,436	8,448,561
Preferred equity	352,082	352,082	523,082	352,082	523,082
Common equity	512,178	508,623	421,890	512,178	421,890
Total stockholders’ equity	864,260	860,705	944,972	864,260	944,972

Selected Average Balance Sheet Data for Period
Total investment securities	$1,258,527	$1,588,310	$2,284,672	$1,422,522	$2,603,284
Total loans (4)	5,890,682	5,865,592	5,876,723	5,878,310	5,858,009
Total interest-earning assets	7,729,926	7,851,951	8,747,284	7,790,440	9,123,226
Total assets	8,381,285	8,530,595	9,427,981	8,455,507	9,808,502
Deposits	4,449,327	4,535,820	4,644,841	4,496,081	4,648,580
Total borrowings	2,814,985	2,848,369	3,449,652	2,831,581	3,876,960
Total interest-bearing liabilities	6,989,490	7,115,169	7,863,038	7,051,682	8,287,745
Preferred equity	352,082	352,082	486,191	352,082	448,205
Common equity	518,602	507,730	468,198	513,195	468,161
Total stockholders’ equity	870,684	859,812	954,389	865,277	916,366

Operating Data:
Loan production	$464,653	$350,091	$380,170	$814,744	$669,225
Loan servicing portfolio (6)	8,045,830	8,135,127	8,335,364	8,045,830	8,335,364

Selected Financial Data

	Quarters Ended			Six Months Ended
(In thousands, except for share data)	June 30, 2011	March 31, 2011	June 30, 2010	June 30, 2011	June 30, 2010
Selected Financial Ratios:
Performance:
Net interest margin	2.36%	2.23%	1.84%	2.29%	1.85%
Return on average assets	0.21%	0.16%	(9.93)%	0.19%	(4.87)%
Return on average common equity	1.59%	0.73%	(201.94)%	1.17%	(103.85)%
Efficiency ratio	87.58%	91.16%	161.79%	89.28%	129.60%
Capital:
Leverage ratio	9.07%	8.87%	8.52%	9.07%	8.52%
Tier 1 risk-based capital ratio	13.41%	13.54%	13.99%	13.41%	13.99%
Total risk-based capital ratio	14.67%	14.80%	15.26%	14.67%	15.26%
Asset quality:
Non-performing loans	$560,548	$571,548	$831,722	$560,548	$831,722
Non-performing assets	744,541	777,952	1,050,116	744,541	1,050,116
Total NPAs as percentage of the loanportfolio, net, and OREO (excluding GNMA defaulted loans)	12.73%	13.71%	18.26%	12.73%	18.26%
Total NPAs as percentage of consolidated total assets	9.29%	9.19%	11.18%	9.29%	11.18%
Non-performing loans to total loans (excluding GNMA defaulted loans and FHA/VA guaranteed loans)	9.85%	10.36%	15.03%	9.85%	15.03%
ALLL to period-end loans receivable (excluding FHA/VA guaranteed loans and loans on savings deposits)	1.68%	2.24%	2.55%	1.68%	2.55%
ALLL plus partial charge-offs and discounts to loans receivable (excluding FHA/VA guaranteed loans and loans on savings deposits)	3.70%	3.83%	2.47%	3.70%	2.47%
ALLL to non-performing loans (excluding NPLs held for sale)	16.75%	21.11%	17.65%	16.75%	17.65%
ALLL plus partial charge-offs and discounts to non-performing loans (excluding NPLs held for sale)	36.89%	36.09%	19.46%	36.89%	19.46%
ALLL to net charge-offs on an annualized basis	58.18%	490.88%	58.82%	100.56%	103.89%
Provision for loan and lease losses to net charge-offs	33.26%	42.89%	78.02%	34.53%	90.90%
Net charge-off’s to average loan receivable outstanding	0.71%	0.11%	1.03%	0.83%	1.16%
Recoveries to charge-offs	0.95%	6.15%	0.55%	1.67%	1.15%
Other ratios:
Average common equity to average assets	6.19%	5.95%	4.97%	6.07%	4.77%
Average total equity to average assets	10.39%	10.08%	10.12%	10.23%	9.34%
Tier 1 common equity to risk-weighted assets	7.11%	7.15%	4.79%	7.11%	4.79%

(1)	For the six month period ended June 30, 2010, includes $26.6 million related to the net effect of the conversion of preferred stock during the period indicated.

(2)	For the quarters ended June 30, 2011, March 31, 2011 and June 30, 2010 and the six month periods ended June 30, 2011 and 2010, net income (loss) per common share represents the basic and diluted income per common share, respectively.

(3)	Excludes the FHLB stock, at cost amounting to $74.6 million, $77.4 million and $99.5 million as of June 30, 2011, March 31, 2011 and June 30, 2010, respectively

(4)	Includes loans held for sale.

(5)	Average balances are computed on a daily basis.

(6)	Represents the total portfolio of loans serviced for third parties. Excludes $4.5 billion, $4.3 billion and $4.5 billion of mortgage loans owned by Doral Financial at June 30, 2011, March 31, 2011 and June 30, 2010, respectively.

SECOND QUARTER PERFORMANCE DISCUSSION
Income Statement
Net Interest Income
Second quarter 2011 vs. First quarter2011 — Net interest margin was up 13 basis points to 2.36%, compared to 2.23% for the first quarter of 2011 due to an improvement in net interest income of $2.3 million driven by a decrease in interest expense of $5.2 million and partially offset by a decrease in interest income of $2.9 million. The decrease in interest expense was mainly due to (i) a decrease of $4.4 million on interest expense on deposits as the brokered deposits portfolio continued to decrease due to lower levels of brokered CDs and lower interest rates as well as a reduction in rates on non-brokered deposits as Doral has reduced the rates paid on its retail deposits in Puerto Rico and diversified its sources of deposits by establishing US branches and other alternative deposits sources, and (ii) a decrease in interest expense on other borrowings of $0.8 million as Doral renegotiated $1.1 billion in FHLB advances and repurchase agreements in the first and second quarters, and retired $219.5 million of repurchase agreements upon the sale of $679.2 million of investment securities. The decrease in interest income resulted from a decrease in interest on mortgage backed securities of $1.8 million as Doral sold $679.2 million of securities and a decrease of $0.8 million of interest on other loans. The impact of the sale of mortgage backed securities was partially offset by an increase in commercial and industrial loans in the U.S. of $246.0 million that had a positive impact on interest on loans, which was partially offset by lower early payment penalties recognized in interest income in the second quarter of 2011 compared to the first quarter of 2011.
Second quarter 2011 vs. Second quarter2010 — Net interest margin increased 52 basis points to 2.36% for the second quarter of 2011 from 1.84% for the quarter ended June 30, 2010. An increase of $5.4 million in net interest income was due to a decrease in interest expense of $15.4 million partially offset by a decrease in interest income of $10.0 million. The decrease in interest expense is attributed to decreases of $7.5 million in interest expense on securities sold under agreements to repurchase, $4.1 million in interest expense on advances from FHLB and $5.0 million on deposits, partially offset by an increase in interest expense of $1.5 million in notes payable primarily related to a $250.0 million debt issued under the CLO at a rate of 3-month LIBOR plus 1.85% in July 2010. The decrease in interest income was driven by a decrease in interest on mortgage backed securities of $9.3 million from the sale of securities to delever the bank and decrease the bank’s sensitivity to increasing interest rates.
Six Months Ended June 30, 2011 vs. Six Months Ended June 30, 2010 — Net interest margin increased 44 basis points to 2.29% for the six month period ended June 30, 2011, compared to 1.85% for the same period in 2010. An increase of $4.8 million in net interest income was driven by a decrease in interest expense of $30.0 million and partially offset by a decrease in interest income of $25.2 million. The decrease in interest expense was mainly due to (i) a decrease of $4.8 million on interest on deposits as the brokered deposits portfolio continued to decrease in size and interest rate as well as a reduction in interest rates of other interest bearing deposits, and (ii) a decrease in interest of securities sold under agreements to repurchase of $16.4 million due to the strategic restructuring of Doral’s FHLB borrowings during Q1 and Q2 2011 to increase term to maturity and reduce rates. These decreases were partially offset by an increase in notes payable of $3.0 million related to the $250.0 million debt issued under the CLO in July 2010. The decrease in interest income was driven by an increase in interest income from growth of the US commercial loan portfolio more than offset by a decrease in interest on mortgage backed securities of $21.5 million related to the strategic delevering of the bank to reduce future interest income sensitivity.

Credit Quality and the Allowance for Loan and Lease Losses
Doral’s investment securities and loans receivable are subject to credit risk. The Company’s investment portfolio has been reduced significantly in size as a result of its strategic delevering program. The remaining securities are largely agency backed mortgage related securities or interests in securitizations executed by Doral prior to 2006. Doral’s loan portfolio consists of residential mortgage loans largely related to Puerto Rico real estate, commercial real estate, and construction and land, and US commercial loans and commercial real estate. The Company has, and continues to, offer different loss mitigation products and delivery channels to be able to reach the delinquent borrowers that, coupled with (i) increased resources allocated to collections and (ii) charge-offs, resulted in a reduction in non-performing loans during the second quarter of 2011.
The following table summarizes the changes in the allowance for loan and lease losses for the periods indicated:

	Quarters Ended			Six Month Periods Ended
(In thousands)	June 30, 2011	March 31, 2011	June 30, 2010	June 30, 2011	June 30, 2010
Balance at beginning of period	$120,204	$123,652	$147,481	$123,652	$140,774
Provision for loan and lease losses	13,323	2,590	44,617	15,914	58,538
Losses charged to the ALLL	(40,441)	(6,434)	(57,500)	(46,874)	(65,150)
Recoveries	386	396	315	780	751

Balance at end of period	$93,472	$120,204	$134,913	$93,472	$134,913

Recoveries to charge-offs	0.95%	6.15%	0.55%	1.67%	1.15%
Net charge-offs to average loans	0.71%	0.11%	1.03%	0.83%	1.16%
Provision to net charge-offs	33.26%	42.89%	78.02%	34.53%	90.90%
During the 2011 second quarter Doral changed its charge-off policy for collateral dependent loans. Previously Doral reduced the reported balance of collateral dependent commercial, construction, and land loans (a loan is collateral dependent when the loan collateral is considered the likely source of repayment of a delinquent loan) by a charge to the allowance for loan and lease losses upon receipt of a current market appraised value or an amount was classified as loss. Due to long delays in receiving new market value appraisals on Puerto Rico property, Doral has developed a method to estimate market values for all commercial real estate, construction and land properties, based upon the changes in market values in new appraisals received. Because of the long delay in receipt of appraisals, in the second quarter of 2011 Doral adopted the practice of charging off the portion of the difference between the loan balance before charge-offs and the estimated fair value of the property collateralizing the loan. Pursuant to this provision of Doral’s charge-off policy, charge-offs totaled $30.1 million for the period.

The following table summarizes key credit quality information for the periods indicated:

	ALLL plus partial charge-offs and discounts as a % of: (1)
	Loans (2) (5)			Non-performing Loans (3) (4)
	Jun.30.2011	Mar.31.2011	Dec.31.2010	Jun.30.2011	Mar.31.2011	Dec.31.2010
Consumer:
Residential mortgage	2.43%	2.37%	2.46%	29.70%	31.88%	31.77%
Lease financing receivable	12.09%	11.49%	10.78%	167.84%	137.62%	124.82%
Other consumer	11.91%	10.91%	11.22%	1,053.51%	2,163.33%	1,431.68%

Total consumer	2.55%	2.49%	2.60%	31.64%	34.03%	33.94%

Commercial:
Commercial real estate	5.91%	6.43%	7.17%	24.45%	24.15%	26.33%
Commercial and industrial	0.70%	0.90%	0.97%	233.06%	216.03%	243.97%
Construction and land	15.66%	14.45%	12.79%	64.46%	53.95%	42.00%

Total commercial	5.73%	6.48%	6.55%	42.14%	37.75%	34.68%

Total	3.70%	3.83%	3.92%	36.89%	36.09%	33.83%

(1)	NPL amounts are increased by the amount of partial charge-offs and discounts.

(2)	Reflects partial charge-offs and credit related discounts on loans of $31.5 million, $30.6 million, and $32.0 million in the residential mortgage, $21.2 million, $25.3 million, and $21.2 million commercial real estate and $59.2 million, $37.4 million, and $38.6 million in construction and land portfolios as of June 30, 2011, March 31, 2011, and December 31, 2010, respectively, and $0.3 million in the commercial and industrial portfolio as of June 30, 2011.

(3)	Reflects partial charge-offs and credit related discounts on loans of $27.5 million, $26.5 million, and $28.7 million in the residential mortgage as of June 30, 2011, March 31, 2011, and December 31, 2010.

(4)	Excludes $2.5 million, $2.2 million, and $2.7 million of non-performing loans classified as held for sale as of June 30, 2011, March 31, 2011, and December 31, 2010, respectively.

(5)	Excludes $132.7 million, $161.4 million, and $187.5 million of FHA/VA guaranteed loans and $2.2 million, $2.4 million, and $2.9 million of loans on saving deposits as of June 30, 2011, March 31, 2011, and December 31, 2010, respectively.
The loans receivable portfolio increased $149.6 million, or 2.7%, while NPLs decreased $11.0 million, or 1.9% and the allowance for loan and lease losses decreased $26.7 million or 22.2% as of June 30, 2011 compared to March 31, 2011. Accordingly, the loans receivable and NPL coverage ratios (ALLL plus partial charge-offs and discounts as a percentage of loans receivable and NPLs, respectively) decreased 13 basis points and increased 80 basis points, respectively over the same periods. Partial charge-offs of previously reserved loans was a significant contributor to the decrease in the ALLL and in NPLs, and has contributed to the improvement in the related coverage ratios.
The increase in the loans receivable portfolio was driven by an increase of $246.0 million in the commercial and industrial portfolio, primarily due to an increase in commercial loan production volume as a result of new lending by the Company’s U.S. middle market syndicated lending unit, partially offset by decreases of $43.9 million in construction and land loans and $38.6 million in consumer loans.
Doral has made significant strides in reducing its credit risk. Doral discontinued new construction lending in Puerto Rico in 2007, new commercial real estate and commercial and industrial lending in Puerto Rico in 2008, and significantly tightened its residential underwriting standards in 2009. As the vintages are now seasoned, the performing loans require less provision. In 2010 Doral sold $138.0 million of unpaid principal balance of construction loans, further reducing our credit exposure. As Doral is able to improve its asset quality it reduces its costs to reserve, maintain and sell low quality assets.

Provision and Allowance for Loan and Lease Losses
The following tables summarize the effect of provisions and net charge-offs on the allowance for loan and lease losses by portfolio for the periods indicated:

	Quarters Ended
	June 30, 2011				March 31, 2011				June 30, 2010
			Net				Net				Net
	Beginning	Provision	Charge -	Ending	Beginning	Provision	Charge -	Ending	Beginning	Provision	Charge -	Ending
(In thousand s)	Balance	(Recovery)	offs	Balance	Balance	(Recovery)	offs	Balance	Balance	(Recovery)	offs	Balance
Residential mortgage	$54,016	$5,410	$(4,271)	$55,155	$56,487	$755	$(3,226)	$54,016	$53,708	$18,769	$(14,497)	$57,980

Lease financing receivable	428	(148)	54	334	518	(282)	192	428	845	63	(119)	789

Other consumer	5,137	1,002	(927)	5,212	5,756	776	(1,395)	5,137	6,918	1,581	(1,715)	6,784

Commercial real estate	23,956	4,372	(12,755)	15,573	29,712	(5,756)	—	23,956	24,745	4,771	(430)	29,086

Commercial and industrial	6,025	409	(388)	6,046	6,153	(109)	(19)	6,025	4,032	1,728	(935)	4,825

Construction and land	30,642	2,278	(21,769)	11,151	25,026	7,206	(1,590)	30,642	57,233	17,705	(39,489)	35,449

Total	$120,204	$13,323	$(40,056)	$93,471	$123,652	$2,590	$(6,038)	$120,204	$147,481	$44,617	$(57,185)	$134,913

	Six Months Ended:
	June 30, 2011				June 30, 2010
	Beginning	Provision	Net Charge-	Ending	Beginning	Provision	Net Charge -	Ending
(In thousands)	Balance	(Recovery)	offs	Balance	Balance	(Recovery)	offs	Balance
Residential mortgage	$56,487	$6,165	$(7,497)	$55,155	$51,814	$25,378	$(19,212)	$57,980
Lease financing receivable	518	(446)	246	318	1,383	(191)	(403)	789

Other consumer	5,756	1,778	(2,322)	5,212	6,955	3,468	(3,639)	6,784
Commercial real estate	29,712	(1,384)	(12,755)	15,573	21,883	7,839	(636)	29,086

Commercial and industrial	6,153	300	(407)	6,046	4,281	1,654	(1,110)	4,825

Construction and land	25,026	9,484	(23,359)	11,151	54,458	20,390	(39,399)	35,449

Total	$123,652	$15,897	$(46,094)	$93,455	$140,774	$58,538	$(64,399)	$134,913

The ALLL decreased $26.7 million compared to March 31, 2011 due to net charge-offs of previously reserved loans of $40.1 million partially offset by the $13.3 million provision. Doral’s second quarter 2011 provision for loan and lease losses of $13.3 million increased $10.7 million from $2.6 million as of March 31, 2011, and decreased $31.3 million from $44.6 million as of June 30, 2010. In general, the increase in the provision for loan and lease losses in the second quarter of 2011 compared to the first quarter of 2011 resulted from increased term of delinquency of previously delinquent residential mortgage loans, increased delinquent residential mortgage loans, new market information received increasing estimated losses on loans evaluated individually for impairment in the second quarter, and refinements made to the loss reserving methodologies that decreased the first quarter reserve. The $13.3 million provision for loan and lease losses in the second quarter of 2011 resulted mainly from the following:

•	Residential mortgage loans provision of $5.4 million resulted from (i) $2.5 million from the aging of the past due loans, (ii) $1.1 million from the change in severity parameters, and (iii) $1.8 million due to charge-offs in excess of the general valuation reserve of loans reaching 180 days past due.
•	Commercial real estate loans provision of $4.5 million resulted from (i) $0.9 million impairment across the portfolio based on the second quarter CPI, (ii) $1.9 million for charge-offs in excess of reserves, (iii) $0.5 million additional provision on new loans, and (iv) $1.1 million of emerging risk provision.
•	Construction and land provision of $2.2 million resulted mainly from (i) $0.9 million of loan charge offs that exceeded the reserve, and (ii) $1.1 million of emerging risk provision.
The provision for loan and lease losses for the second quarter of 2011, reflected a decrease of $31.3 million compared to the second quarter of 2010, primarily in all the Puerto Rico loan portfolios, and reflects specific provisions made in the second quarter of 2010 and lower level of non-performing loans in the second quarter of 2011.

Non-Performing Assets
The following table sets forth information with respect to Doral Financial’s non-accrual loans, OREO and other NPA’s as of the periods indicated:

(In thousands)	June 30, 2011	March 31, 2011	December 31, 2010
Non-performing consumer, excluding FHA/VA
Residential mortgage	$279,529	$253,172	$278,675
U.S. residential mortgage	820	1770	2,166

Subtotal Residential mortgage	280,349	254,942	280,841
Lease financing receivables	199	311	415
Other consumer	500	240	404

Total non-performing consumer, excluding FHA/VA	281,048	255,493	281,660

Non-performing commercial
Commercial real estate	167,643	187,076	193,556
Construction and land	107,516	124,580	147,127
U.S. construction and land	1,610	1,610	1,610

Subtotal construction and land	276,769	313,266	342,293
Commercial and industrial	2,731	2,789	2,522

Total non-performing commercial	279,500	316,055	344,815

Total non-performing loans, excluding FHA/VA	$560,548	$571,548	$626,475

OREO	100,960	103,117	99,623
U.S. OREO	650	650	650

Subtotal OREO	101,610	103,767	100,273
Non-performing FHA/VA guaranteed residential	$79,179	$99,357	$121,305
Other non-performing assets	3,204	3,280	3,767

Total non-performing assets	$744,541	$777,952	$851,820

Total NP As as a percentage of the loan portfolio, net, and OREO (excluding GNMA defaulted loans)	12.73%	13.71%	14.85%

Total NP As as a percentage of consolidated total assets	9.29%	9.19%	9.85%

Total non-performing loans to total loans (excluding GNMA defaulted loans and FHA/VA guaranteed loans)	9.85%	10.36%	11.29%

Ratio of allowance for loan and lease losses plus partial charge- offs and discounts to total non-performing loans (excluding loans held for sale) at end of period	37.70%	36.09%	33.83%

Ratio of allowance for loan and lease losses to total non- performing loans (excluding loans held for sale) at end of period
	16.75%	21.11%	19.82%
Loans past due 90 days and still accruing

(In thousands)	June 30, 2011	March 31, 2011	December 31, 2010
Consumer loans	$2,519	$1,594	$1,995
Commercial and industrial	3,386	588	560
Residential morgages	—	—	—
Government guaranteed residential mortgage loans	16,831	21,599	31,508

Total loans past due 90 days and still accruing	$22,736	$23,781	$34,063

Non-performing loans (excluding FHA/VA loans guaranteed by the US government) as of June 30, 2011 were $560.5 million, a decrease of $11.0 million and $65.9 million from March 31, 2011 and December 31, 2010, respectively. During the second quarter of 2011, there was an increase in non-performing residential mortgage loans of $25.4 million compared to March 31, 2011 and a decrease of $0.5 million compared to December 31, 2010, respectively, due primarily to increased term of delinquency of previously delinquent residential mortgage loans. Non-performing commercial loans decreased $36.6 million and $65.3 million when compared to March 31, 2011 and December 31, 2010, respectively. The decrease when compared to March 31, 2011 is due primarily to $34.9 million in charge-offs complemented with continued workout efforts.

Non-performing assets, including non-performing loans previously discussed, decreased by $33.4 million, or 4.3%, as of June 30, 2011 compared to March 31, 2011, and $107.2 million, or 12.5%, compared to December 31, 2010. The decrease in non-performing loans during the second quarter of 2011 compared to March 31, 2011 was complemented by decreases in non-performing FHA/VA guaranteed loans of $20.2 million and in OREO of $2.2 million. Compared to December 31, 2010 the decrease in non-performing loans was complemented by a decrease in non-performing FHA/VA guaranteed loans of $42.1 million.
The improvement in non-performing assets quarter over quarter is due to the aforementioned charge-offs and the Company’s continued emphasis on collections and loss mitigation strategies in order to optimize performance of its loan portfolio.
Non-Interest Income

	Quarters Ended			Six Months Ended
(In thousands)	June 30, 2011	March 31, 2011	June 30, 2010	June 30, 2011	June 30, 2010
Net other-than-temporary impairment losses	$(86)	$—	$—	$(86)	$(13,259)
Net gain from capitalization of mortgage servicing and fees	2,011	2,520	1,811	4,531	4,377
Trading activities:
Net gain on loans securitized and sold	7,015	3,022	1,794	10,037	2,579
Gain (loss) on IO valuation	4,079	(451)	3,857	3,628	4,516
Gain (loss) on MSR economic hedge	582	(523)	4,656	59	6,484
Loss on hedging derivatives	(1,288)	(113)	(1,411)	(1,401)	(2,909)

Net gain on trading activities	10,388	1,935	8,896	12,323	10,670
Net gain (loss) on sale of investment securities	14,808	2,853	(137,204)	17,662	(110,790)
Net loss on early repayment of debt	(3,068)	—	(2,545)	(3,068)	(3,021)
Servicing income:
Servicing income, net	7,602	9,040	5,120	16,641	13,868
Amortization and market valuation of servicing asset	(3,059)	(140)	(6,474)	(3,199)	(8,478)

Total servicing income (loss)	4,543	8,900	(1,354)	13,442	5,390
Commissions, fees and other income:
Retail banking fees	7,067	7,007	7,199	14,073	14,342
Insurance agency commissions	2,439	2,223	2,436	4,661	4,778
Other income	695	3,186	571	3,884	3,907

Total commissions, fees and other income	10,201	12,416	10,206	22,618	23,027

Total non-interest income (loss)	$38,797	$28,624	$(120,190)	$67,422	$(83,606)

Second quarter 2011 vs. First quarter 2011— Non-interest income of $38.8 million for the second quarter of 2011, reflected an increase of $10.2 million when compared to non-interest income of $28.6 million for the first quarter of 2011, respectively. The increase in non-interest income when compared to March 31, 2011 was due to:
•	Gains from trading activities increased $8.5 million driven by higher gains on sales of originated GNMA securities and remarketing of cured and restructured FHA guaranteed loans of $4.0 million, a higher gain on the IO value of $4.5 million (a gain of $4.1 million in the second quarter compared to a loss of $0.5 million in the first quarter), higher gain on the MSR economic hedge of $1.1 million offset in part by higher losses on derivatives hedging mortgage loan originations of $1.2 million. The gain in the IO value for the quarter was a result of lower prepayment speeds and a flattening of the forward interest rate curve. The flattening of the forward interest rate curve results in a spread widening for the IO strip, increasing cash flows over the life of the IO while the decrease in prepayment speeds slows the portfolio runoff, lengthening the life of the IO and resulting in more cash flows being generated.

•	A gain on sale of investment securities of $14.8 million in the second quarter of 2011 related to the sale of $679.2 million of mortgage backed securities, compared to a gain on sale of investment securities of $2.9 million in the first quarter of 2011 related to the sale of $190 million of mortgage backed securities. These sales were executed pursuant to the Company’s strategic deleveraging of the balance sheet.

•	Net loss on early repayment of debt of $3.1 million recorded in the second quarter of 2011 related to the unwinding of borrowings related to the investments sold, while there were no early debt repayments in the first quarter of 2011.

•	Servicing income reflected a decrease of $4.4 million driven by a $2.9 million increase in amortization and a lower mark-to-market adjustment of the MSR and a $1.4 million reduction in servicing income. The lower MSR value was due to a reduction in the loan servicing portfolio balance as well as a lower reduction in prepayment speeds in the second quarter compared to the first quarter of 2011. Lower servicing fees were driven by higher payments made on serial notes due to repayments on loans and interest lost on loan repurchases of $0.9 million as well as lower prepayment penalties of $0.5 million.

•	Commissions, fees and other income decreased $2.2 million due to the gain realized of $2.3 million on the redemption of shares of VISA, Inc. in the first quarter of 2011.
Second quarter 2011 vs. Second quarter 2010— The $159.0 million increase in non-interest income in the second quarter of 2011 compared to the second quarter of 2010 was due to:
•	An improvement in gain on sale of investment securities of $152.0 million. During the second quarter of 2010 the Company recognized a loss on sale of securities of $137.2 million driven by a loss of $136.7 million on the sale of $378.0 million of certain non-agency CMOs. During the second quarter of 2011 the Company had a gain on sale of investment securities of $14.8 million as a result of its deleveraging of the balance sheet.

•	Servicing income increased $5.9 million related to an improvement in the mark to market adjustment of the MSR of $3.4 million and higher servicing fees of $2.5 million. The improvement in the value of the MSR was primarily due to a reduction in prepayment speeds. The improvement in servicing fees was driven by lower interest losses of $3.5 million. During the second quarter of 2010 the Company recognized an interest loss of $4.2 million related to the repurchase of certain GNMA defaulted loans. This improvement was partially offset by lower servicing fees of $1.0 million.
Six Months ended June 30, 2011 vs. Six Months ended June 30, 2010 — Non-interest income of $67.4 million for the six month period ended June 30, 2011 was up $151.0 million or 181.0% when compared to the same period in 2010. The increase in non-interest income was mainly due to:
•	An improvement in gain on sale of investment securities of $128.5 million. During the second quarter of 2010 the Company recognized a loss on sale of securities of $137.2 million driven by a loss of $136.7 million on the sale of $378.0 million of certain non-agency CMOs. During the first semester of 2011 the Company had a gain on sale of investment securities of $17.7 million as a result of its deleveraging of the balance sheet.

•	An improvement in OTTI of $13.2 million. During 2010, there was a deterioration in estimated future cash flows of non-agency CMOs resulting in an OTTI of $13.3 million. These securities were sold during the second quarter of 2010 and the unrealized loss in OCI was realized. OTTI of approximately $0.1 million recognized in 2011 was related to PR non-agency CMOs.

•	Servicing income increased $8.1 million related to an improvement in the mark to market adjustment of the MSR of $5.3 million and higher servicing fees of $2.8 million. The improvement in the value of the MSR was primarily due to a reduction in prepayment speeds. The improvement in servicing fees was driven by lower interest losses of $3.6 million. During the second quarter of 2010 the Company recognized an interest loss of $4.2 million related to the repurchase of certain GNMA defaulted loans. This improvement was partially offset by lower servicing fees of $0.9 million.
Non-Interest Expense

	Quarters Ended			Six Months Ended
(In thousands)	June 30, 2011	March 31, 2011	June 30, 2010	June 30, 2011	June 30, 2010
Compensation and employee benefits	$21,081	$18,293	$20,315	$39,375	$36,750
Professional services	9,339	8,637	15,420	17,976	29,212
FDIC insurance expense	3,797	4,356	5,574	8,153	10,765
Communication expenses	3,636	4,004	4,056	7,639	8,000
Occupancy expenses	4,786	4,340	4,322	9,126	8,303
EDP expenses	3,024	3,275	2,878	6,299	6,657
Depreciation and amortization	3,463	3,203	3,110	6,666	6,257
Taxes, other than payroll and income taxes	2,923	2,876	2,591	5,799	5,155
Corporate insurance	1,490	1,570	1,264	3,060	2,526
Advertising	1,748	998	4,073	2,746	5,571
Office expenses	1,042	990	1,112	2,032	2,397
Other	3,234	4,187	4,489	7,422	8,518

	59,563	56,729	69,204	116,293	130,111
OREO expenses and other reserves:
Other real estate owned expense	2,061	1,963	23,414	4,023	28,011
Foreclosure expenses	625	1,370	173	1,995	622
Reserve on claim receivable from LBI	—	—	10,819	—	10,819
Provisions for other credit related expenses	1,332	722	472	2,054	1,917

	4,018	4,055	34,878	8,072	41,369

Total non-interest expense	$63,581	$60,784	$104,082	$124,365	$171,480

Second quarter 2011 vs. First quarter 2011— second quarter 2011 non-interest expense of $63.6 million was up $2.8 million compared to the first quarter of 2011. The increase was mainly driven by an increase of $2.8 million in compensation and benefits composed of: (i) a decrease in salaries of $0.4 million related to a reduction in force of approximately 123 full time equivalent employees; (ii) an increase in severance expense of $1.4 million related to the reduction in force in the second quarter of 2011; (iii) an increase in production and performance bonuses of $0.6 million; (iv) a decrease in taxes and other benefits of $0.3 million; and (v) an increase in stock based compensation benefits of $1.4 million related to certain stock incentive bonuses and tax benefits thereon.
Other significant variances in non-interest expenses during the second quarter of 2011 compared to the first quarter of 2011 consisted of:
•	An increase in professional services of $0.7 million primarily due to higher advisory services related to the Company’s large commercial and construction loan portfolio.

•	A decrease of $0.6 million in FDIC insurance due to the FDIC’s change in the method of computing the assessment.

•	An increase of $0.8 million in advertising expense as a result of the Company’s second quarter advertising campaign geared towards increasing mortgage loan originations.

•	A decrease of $0.9 million in other expenses composed of lower loan processing costs of $0.4 million, lower project construction costs on a project that Company took over in 2005 of $0.4 million, and a decrease of $0.2 million in credit card losses.

Second quarter 2011 vs. Second quarter 2010
The $40.5 million decrease in non-interest expense in the second quarter of 2011 compared to the same period in 2010 resulted from the following:
•	A decrease of $10.8 million in the reserve for the Company’s claim on Lehman Brothers Inc. that was established in the second quarter of 2010. The claim was subsequently sold to a third party.

•	OREO expenses were $2.1 million in the second quarter of 2011 compared to $23.4 million for the same period in 2010, a decrease of $21.4 million. Higher OREO expenses in 2010 were related to an additional provision for OREO losses of $17.0 million established during the second quarter of 2010 to recognize the effect of management’s strategic decision to reduce pricing to stimulate property sales, adjustments driven by lower values of certain OREO properties, and higher maintenance costs to maintain the properties in saleable condition.

•	A decrease of $6.1 million in professional services was driven by lower defense litigation costs of $4.2 million, lower advisory services of $0.5 million related to the dissolution of Doral Holdings and Doral Holdings L.P., and lower advisory services of $1.3 million in 2011 compared to 2010 which were incurred in relation to the sale of certain construction loans.

•	There was a higher advertising expense in 2010 of $2.3 million compared to the second quarter of 2011, related to campaigns conducted to gain market share in deposits and mortgage originations subsequent to the local market bank failures and asset acquisition in April 2010.

•	Lower FDIC insurance expense of $1.8 million related to a lower deposit base and a change in the method of computing the assessment.

•	An increase of $1.6 million in credit related costs was due to an increase of $0.9 million in foreclosure expenses and $0.9 million in the provision for negative escrow.
Six Months ended June 30, 2011 vs. Six Months ended June 30, 2010 — Non-interest expense of $124.4 million for the six month period ended June 30, 2011 was down $47.1 million or 27.5% when compared to the same period of 2010. The decrease in non-interest expense was mainly due to:
•	A decrease of $10.8 million in the reserve for the Company’s claim on Lehman Brothers Inc. that was established in the second quarter of 2010. The claim was subsequently sold to a third party.

•	OREO expenses were $4.0 million in 2011 compared to $28.0 million for the same period in 2010, a decrease of $24.0 million. Higher OREO expenses in 2010 were related to an additional provision for OREO losses of $17.0 million established during the second quarter of 2010 to recognize the effect of management’s strategic decision to reduce pricing to stimulate property sales, market value adjustments driven by lower values of certain OREO properties, and higher maintenance costs to maintain the properties in saleable condition.

•	A decrease of $11.2 million in professional services was driven by lower defense litigation costs of $8.1 million, lower advisory services of $0.5 million related to the dissolution of Doral Holdings and Doral Holdings L.P., and lower advisory services of $2.7 million in 2011 compared to 2010 which were incurred in relation to the sale of certain construction loans as well as expenses incurred for the Company’s participation in bidding for FDIC assisted transactions in 2010.

•	There was a higher advertising expense in 2010 of $2.8 million compared to 2011, related to campaigns conducted to gain market share in deposits and mortgage originations subsequent to the local market bank failures and asset acquisition in April 2010.

•	Lower FDIC insurance expense of $2.6 million related to a lower deposit base and a change in the method of computing the assessment.

•	An increase of $2.6 million in stock based compensation was related to certain stock incentive bonuses and tax benefits thereon.

•	An increase of $1.8 million in other credit related costs was due to an increase of $1.9 million in foreclosure expenses.
Income Tax Expense
The Puerto Rico income tax law does not provide for the filing of a consolidated tax return; therefore, income tax expense on the Company’s consolidated statement of income is the aggregate income tax expense of Doral’s individual subsidiaries. Doral Bank FSB and Doral Money, Inc. are U.S. corporations and are subject to U.S. income tax on their income derived from all sources. Except for Doral Bank FSB and Doral Money, Inc. substantially all of the Company’s operations are conducted through subsidiaries in Puerto Rico.
Second quarter 2011 reflected an income tax expense of $2.9 million compared with a $5.1 million and $4.5 million income tax expense for the first quarter of 2011 and second quarter of 2010, respectively. The decrease in tax expense was due to the recognition in the first quarter of 2011 of a $2.3 million deferred tax adjustment resulting from the net effect on Doral’s deferred tax asset of the Puerto Rico tax reform legislation approved in January 2011 lowering the effective tax rate and the increased earnings expectation of profitable Puerto Rico entities.
Income tax expense reflected a decrease of $1.6 million compared to the second quarter of 2010 due to taxes recognized in 2010 related to U.S. source income, as well as the impact of tax rate change on the valuation allowance partially offset by realization of operational deferred tax assets.
Balance Sheet
Doral’s assets totaled $8.0 billion at June 30, 2011, compared to $8.5 billion at March 31, 2011 and $8.6 billion at December 31, 2010. Total assets at June 30, 2011, when compared to March 31, 2011 were affected by a (i) decrease of $747.2 million in available for sale securities as part of the Company’s interest rate risk management strategies, offset by an increase in total net loans of $172.8 million from the continued growth of the US syndicated loans portfolio, and an increase in cash and due from banks and restricted cash of $75.9 million.
Total liabilities were $7.2 billion at June 30, 2011, compared to $7.6 billion at March 31, 2011 and $7.8 billion at December 31, 2010. Total liabilities as of June 30, 2011 were principally affected by (i) a decrease in brokered deposits of $206.0 million, (ii) a decrease in securities sold under agreements to repurchase of $734.5 million, offset by (iii) an increase in advances from FHLB of $477.4 million and (iv) an increase of $22.6 million in retail deposits.

Loan Portfolio

(In thousands)	June 30, 2011	March 31, 2011	December 31, 2010
Loans Held for sale
Conventional single-family residential (1)	$110,524	$111,162	$119,290
FHA/VA guaranteed residential	165,176	167,246	172,216
Commercial real estate	26,234	27,063	27,763

Total loans held for sale	301,934	305,471	319,269

Loans held for investment Consumer
Residential mortgage	3,537,904	3,543,208	3,560,536
FHA/VA guaranteed residential mortgage	132,657	161,429	187,473
Personal	10,655	12,837	15,003
Revolving lines of credit	16,227	16,954	17,810
Credit cards	16,253	16,780	17,719
Lease financing receivables	2,762	3,724	4,807
Loans on savings deposits	2,170	2,413	2,860
Other consumer	1,050	963	988

Total consumer	3,719,678	3,758,308	3,807,196

Commercial (3)
Commercial real estate	666,580	680,582	688,946
Commercial and industrial	912,420	666,352	633,695
Construction and land	389,920	433,762	458,734

Total commercial	1,968,920	1,780,696	1,781,375

Loans receivable, gross	5,688,598	5,539,004	5,588,571

Less:
Allowance for loan and lease losses (2)	(93,472)	(120,204)	(123,652)

Loans receivable, net	5,595,126	5,418,800	5,464,919

Total loan portfolio, net	$5,897,060	$5,724,271	$5,784,188

(1)	Includes $134.4 thousand, $106.5 thousand and $108.6 thousand held by Doral’s United States (“US”) operatio ns. .

(2)	Includes $5.9 million, $5.4 million and $5.8 million related to Doral’s US operations.

(3)	Includes commercial loans held by the Corporation’s US operations. See table below for portfolio composition.
US Operations-Commercial loans held for investment

(In thousands)	June 30, 2011	March 31, 2011	December 31, 2010
Commercial real estate	$68,626	$59,754	$59,903
Commercial and industrial	874,036	628,322	597,056
Construction and land	80,330	99,178	108,835

Total commercial	$1,022,992	$787,254	$765,794

Doral’s loans held for investment, net portfolio consists primarily of residential mortgage loans (June 30, 2011 — 65.6%, March 31, 2011 — 67.8%, December 31, 2010 — 68.6%). Approximately 85.3%, 88.9% and 89.6% of the total net loan portfolio is secured by real estate as of June 30, 2011, March 31, 2011 and December 31, 2010, respectively. The total net loan portfolio increased $172.8 million compared to March 31, 2011 and increased $112.9 million compared to December 31, 2010. The increase when compared to March 31, 2011 was mainly due to an increase of approximately $246.0 million in commercial and industrial loans, mainly related to participation in syndicated loans in the US operations, partially offset by decreases in construction and land of

$43.9 million, FHA/VA guaranteed residential loans of approximately $28.8 million, and commercial real estate of $14.0. The increase when compared to December 31, 2010 is mostly related to participation in syndicated commercial loans in the U.S. mainland.
Capital
Doral Financial’s stockholders’ equity totaled $864.3 million at June 30, 2011, compared to $860.7 million and $862.2 million at March 31, 2011 and December 31, 2010, respectively. The Company reported accumulated other comprehensive income (net of tax) (“OCI”) of $1.6 million, $1.1 million and $4.2 million as of June 30, 2011, March 31, 2011 and December 31, 2010, respectively.
The Company’s regulatory prescribed capital ratios exceed the published well capitalized standards established in applicable banking regulations. As of June 30, 2011 the Tier 1 Leverage, Tier 1 Risk-based Capital and Total Risk-based Capital ratios were 9.07%, 13.41% and 14.67%, respectively which represents approximately $335.9 million, $413.8 million and $260.7 million of Tier 1 Leverage, Tier 1 Risk-based Capital and Total Risk-based Capital in excess of the published well-capitalized standards of 5%, 6% and 10%, respectively.
The following table provides the regulatory capital ratios for Doral Financial:
Regulatory Capital Ratios

	June 30, 2011	March 31, 2011	December 31, 2010
Total Capital Ratio (Total capital to risk-weighted assets)	14.67%	14.80%	14.51%
Tier 1 Capital Ratio (Tier 1 capital to risk-weighted assets)	13.41%	13.54%	13.25%
Tier 1 Leverage Ratio	9.07%	8.87%	8.56%
Tier 1 common equity	7.11%	7.15%	6.95%
Refer to Non-Generally Accepted Accounting Principles in United States (“GAAP”) section for a reconciliation of stockholders’ equity (GAAP) to Tier 1 common equity (non-GAAP).
Non-GAAP Financial Measures
This earnings press release contains GAAP financial measures and non-GAAP financial measures. Non-GAAP financial measures are set forth when management believes they will be helpful to an understanding of the Company’s results of operations or financial position. Where non-GAAP financial measures are used, the comparable GAAP financial measure, as well as the reconciliation to the comparable GAAP financial measure, can be found in the text or in the attached tables of this earnings release.
Tier 1 common equity to risk-weighted assets ratio
The Federal Reserve began supplementing its assessment of the capital adequacy of bank holding companies based on a variation of Tier 1 capital known as Tier 1 common equity in connection with the Supervisory Capital Assessment Program. Tier 1 common equity is considered to be a non-GAAP financial measure since it is not formally defined by GAAP and, unlike Tier 1 capital, is not a federal banking regulatory requirement.
Ratios calculated based upon Tier 1 common equity have become a focus of regulators and investors, and management believes ratios based on Tier 1 common equity assist investors in analyzing Doral’s capital position. This ratio is calculated by dividing Tier 1 capital less non-common equity items by risk weighted assets, which assets are calculated in accordance with applicable bank regulatory requirements.

Tier 1 Common Equity Reconciliation
(In thousands)	June 30, 2011	March 31, 2011	December 31, 2010
Stockholders’ equity	$864,260	$860,705	$862,195
(Less) plus: net unrealized (gains) losses on available for sale securities, net of tax	(1,555)	(1,104)	(4,163)
Less: preferred stock	(352,082)	(352,082)	(352,082)
Less: disallowed intangible assets	(16,434)	(16,561)	(16,440)
Less: disallowed deferred tax assets	(97,514)	(97,122)	(101,205)

Total tier 1 common equity	$396,675	$393,836	$388,305

FORWARD-LOOKING STATEMENTS
This earnings release contains forward-looking statements within the meaning of, and subject to the protection of, the Private Securities Litigation Reform Act of 1995. In addition, Doral Financial Corporation may make forward-looking statements in its other press releases, filings with the Securities and Exchange Commission (“SEC”) or in other public or shareholder communications and its senior management may make forward-looking statements orally to analysts, investors, the media and others.
These forward-looking statements may relate to the Company’s financial condition, results of operations, plans, objectives, future performance and business, including, but not limited to, statements with respect to the adequacy of the allowance for loan and lease losses, market risk and the impact of interest rate changes, capital markets conditions, capital adequacy and liquidity, and the effect of legal proceedings, regulatory matters and new accounting standards on the Company’s financial condition and results of operations. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts, but instead represents Doral Financial’s current expectations regarding future events. Such statements may be generally identified by the use of words or phrases such as “would be,” “will allow,” “intends to,” “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimate,” “project,” “believe,” “expect,” “predict,” “forecast,” “anticipate,” “target,” “goal,” “may” or words of similar meaning or similar expressions.
Doral Financial cautions readers not to place undue reliance on any of these forward-looking statements since they speak only as of the date made and represent Doral Financial’s expectations of future conditions or results and are not guarantees of future performance. The Company does not undertake and specifically disclaims any obligations to update any forward-looking statements to reflect occurrences or unanticipated events or circumstances after the date of those statements.
Forward-looking statements are, by their nature, subject to risks and uncertainties and changes in circumstances, many of which are beyond Doral Financial’s control. Risk factors and uncertainties that could cause the Company’s actual results to differ materially from those described in forward-looking statements can be found in the Company’s Annual Report on Form 10-K for the year ended December 31, 2010 which is available in the Company’s website at www.doralfinancial.com, as updated from time to time in the Company’s periodic and other reports filed with the SEC.

Institutional Background
Doral Financial Corporation is a bank holding company engaged in banking (including thrift operations), mortgage banking and insurance agency activities through its wholly-owned subsidiaries Doral Bank (“Doral Bank PR”), Doral Bank, FSB (“Doral Bank US”) with operations in the New York metropolitan area and since September 2010 in the northwest region of Florida, Doral Insurance Agency, Inc. (“Doral Insurance Agency”), and Doral Properties, Inc. (“Doral Properties”). Doral Bank PR in turn operates three wholly-owned subsidiaries Doral Mortgage LLC (“Doral Mortgage”), Doral Money, Inc. (“Doral Money”), engaged in commercial and middle market syndicated lending primarily in the New York metropolitan area, and CB, LLC, an entity formed to dispose of a real estate project of which Doral Bank PR took possession during 2005. Doral Money consolidates two variable interest entities created for the purpose of entering into a collateralized loan arrangement with a third party.
Doral Financial Corporation’s common shares trade on the New York Stock Exchange under the symbol DRL. Additional information about Doral Financial Corporation may be found on the Company’s website at www.doralfinancial.com.
For more information contact:
Investor Relations:
Christopher Poulton, EVP
christopher.poulton@doralfinancial.com
212-329-3794
Media:
Lucienne Gigante
VP Public Relations
Lucienne.Gigante@doralbank.com
787-474-6298

DORAL FINANCIAL CORPORATION
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

	Unaudited	Unaudited	Audited
	June 30,	March 31,	December 31,
(Dollars in thousands, except for share data)	2011	2011	2010
Assets
Cash and due from banks	$562,397	$333,005	$355,819

Other interest-earning assets	43,967	153,520	156,607

Securities held for trading, at fair value	44,589	42,560	45,029
Securities available for sale, at fair value	671,451	1,418,832	1,505,065
Federal Home Loan Bank of NY stock, at cost	74,565	77,412	78,087

Total investment securities	790,605	1,538,804	1,628,181
Loans:
Loans held for sale, at lower of cost or market	301,934	305,471	319,269
Loans receivable	5,688,730	5,539,182	5,588,812
Less: Unearned interest	(132)	(178)	(241)
Less: Allowance for loan and lease losses	(93,472)	(120,204)	(123,652)

Total net loans receivable	5,595,126	5,418,800	5,464,919

Total loans, net	5,897,060	5,724,271	5,784,188

Accounts receivable	41,592	31,422	28,704
Mortgage-servicing advances	54,011	48,127	51,462
Accrued interest receivable	37,244	38,961	38,774
Servicing assets, net	115,785	116,299	114,342
Premises and equipment, net	103,386	104,176	104,053
Real estate held for sale, net	101,499	103,767	100,273
Deferred tax asset	103,958	103,701	105,712
Other assets	164,192	168,043	178,239

Total assets	$8,015,696	$8,464,096	$8,646,354

Liabilities
Deposits:
Non-interest-bearing deposits	$285,582	$265,214	$258,230
Other interest-bearing deposits	1,986,102	1,983,913	2,000,991
Brokered certificates of deposit	2,031,108	2,237,121	2,359,254

Total deposits	4,302,792	4,486,248	4,618,475
Securities sold under agreements to repurchase	442,300	1,176,800	1,176,800
Advances from FHLB	1,342,849	865,363	901,420
Loans payable	294,623	298,598	304,035
Notes payable	510,430	512,513	513,958
Accrued expenses and other liabilities	258,442	263,869	269,471

Total liabilities	7,151,436	7,603,391	7,784,159
Commitments and contingencies

Stockholders’ Equity
Preferred stock
Perpetual noncumulative nonconvertible preferreds	148,700	148,700	148,700
Perpetual cumulative convertible preferred stock	203,382	203,382	203,382
Common stock	1,273	1,273	1,273
Additional paid-in capital	1,220,983	1,219,940	1,219,280
Legal surplus	23,596	23,596	23,596
Accumulated deficit	(735,229)	(737,290)	(738,199)
Accumulated other comprehensive income, net	1,555	1,104	4,163

Total stockholders’ equity	864,260	860,705	862,195

Total liabilities and stockholders’ equity	$8,015,696	$8,464,096	$8,646,354

DORAL FINANCIAL CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
(UNAUDITED)

		Quarters Ended		Six Months ended:
	June 30,	March 31,	June 30,	June 30,
(In thousands, except for per share data)	2011	2011	2010	2011	2010
Interest income:
Loans	$79,238	$80,065	$78,916	$159,303	$160,349
Mortgage-backed securities	9,221	11,056	18,542	20,277	41,789
Interest-only strips	1,508	1,470	1,491	2,979	3,034
Investment securities	130	99	583	229	1,448
Other interest-earning assets	1,020	1,301	1,545	2,320	3,685

Total interest income	91,117	93,991	101,077	185,108	210,305

Interest expense:
Deposits	22,543	26,899	27,587	49,442	54,287
Securities sold under agreements to repurchase	6,238	9,120	13,738	15,357	31,762
Advances from FHLB	8,822	6,608	12,921	15,430	26,894
Notes payable	6,561	6,652	5,086	13,214	10,196
Loans payable	1,498	1,542	1,676	3,040	3,325
Other short-term borrowings	—	—	4	—	15

Total interest expense	45,662	50,821	61,012	96,483	126,479

Net interest income	45,455	43,170	40,065	88,625	83,826

Provision for loan and lease losses	13,323	2,590	44,617	15,914	58,538

Net interest income after provision for loan and lease losses	32,132	40,580	(4,552)	72,711	25,288

Non-interest income:
Net credit related other than temporary impairment losses	(86)	—	—	(86)	(13,259)
Net gain on trading activities	10,388	1,935	8,896	12,323	10,670
Net gain from capitalization of mortgage servicing and fees	2,011	2,520	1,811	4,531	4,377
Servicing income (loss) (net of mark-to-market adjustments	4,543	8,900	(1,354)	13,442	5,390
Net loss on early repayment of debt	(3,068)	—	(2,545)	(3,068)	(3,021)
Net gain (loss) on sale of investment securities	14,808	2,853	(137,204)	17,662	(110,790)
Retail banking fees	7,067	7,007	7,199	14,073	14,342
Insurance agency commissions	2,439	2,223	2,436	4,661	4,778
Other income	695	3,186	571	3,884	3,907

Total non-interest income	38,797	28,624	(120,190)	67,422	(83,606)

Non-interest expenses:
Compensation and benefits	21,081	18,293	20,315	39,375	36,750
Professional services	9,339	8,637	15,420	17,976	29,212
FDIC insurance expense	3,797	4,356	5,574	8,153	10,765
Communication expenses	3,636	4,004	4,056	7,639	8,000
Occupancy expenses	4,786	4,340	4,322	9,126	8,303
EDP expenses	3,024	3,275	2,878	6,299	6,657
Depreciation and amortization	3,463	3,203	3,110	6,666	6,257
Taxes, other than payroll and income taxes	2,923	2,876	2,591	5,799	5,155
Corporate Insurance	1,490	1,570	1,264	3,060	2,526
Other	5,785	6,175	9,674	11,688	16,486

	59,324	56,729	69,204	115,781	130,111
OREO expenses and other provisions:
OREO expenses	2,061	1,963	23,414	4,023	28,011
Foreclosure and other credit related expenses	2,196	2,092	11,464	4,561	13,358

	4,257	4,055	34,878	8,584	41,369

Total non-interest expenses	63,581	60,784	104,082	124,365	171,480

Income (loss) before income taxes	7,348	8,420	(228,824)	15,768	(229,798)
Income tax expense	2,871	5,096	4,487	7,968	7,016

Net income (loss)	$4,477	$3,324	$(233,311)	$7,800	$(236,814)

Net income (loss) attributable to common shareholders	$2,061	$909	$(235,726)	$2,970	$(214,508)

Net income per common share	$0.02	$0.01	$(3.50)	$0.02	$(3.30)

EXHIBIT 99.2
Doral Financial Corporation Q2 Investor Presentation August 2011

Disclaimer 2 This presentation may include forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995 (the "PSLRA"). These include comments with respect to our objectives and strategies, and the results of our operations and our business. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. They often include words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," or words of similar meaning, or future or conditional verbs such as "will," "would," "should," "could" or "may." We intend these forward-looking statements to be covered by the safe harbor provisions of the PSLRA. Forward-looking statements provide our expectations or predictions of future conditions, events or results. They are, by their nature, subject to risks and uncertainties. They are not guarantees of future performance, and actual results may differ materially. By their nature, these forward-looking statements involve numerous assumptions and uncertainties, both general and specific, including those discussed in Doral Financial Corporation's 2010 Annual Report on Form 10-K and other filings we make with the Securities and Exchange Commission. Risk factors and uncertainties that could cause the Company's actual results to differ materially from those described in forward-looking statements can be found in the Company's 2010 Annual Report on Form 10-K, which is available in the Company's website at www.doralfinancial.com, as they may be updated from time to time in the Company's periodic and other reports filed with the Securities and Exchange Commission. The statements in this presentation speak only as of the date they are made. We do not undertake to update forward-looking statements to reflect the impact of circumstances or events that arise after the date the forward-looking statements were made.

Q2 2011 Highlights 3 Doral generated a second consecutive quarter of Net Income Sustained earnings improvements driven by a stronger balance sheet Grew NIM to 2.36% through 0.13% reduction in funding expenses Sold $679.2 mm of low-margin securities (~10 bps) for a net gain of $11.7 Replaced securities with $262.0 mm of higher margin US loans Decline in NPAs of $33.4 mm Improved Tier-1 Leverage Ratio to 9.1% Net Income $4.5 mm Net Interest Income $45.5 mm Non-Interest Income $38.8 mm Non-Interest Expenses $63.6 mm Pre-Tax, Pre-Provision Income $20.6 mm Provisions $13.3 mm Net Income to Common Shareholders $2.1 mm Earnings per Share $0.02

Puerto Rico Economy Stabilizing

Overview

GNP Evolution

Budget Deficit

$12.0
$11.0
$10.0
$9.0
$8.0
$7.0
$6.0
$10.9
$10.2
$9.1
$8.1
$7.6 $7.7
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011E
Government Revenue
Public Spending

S&P Credit Rating

A+
A
A-
BBB+
BBB
BBB-
A
Negative Outlook
A-
Negative Outlook
Negative Outlook BBB
Credit Watch BBB
BBB-
Positive Outlook
Stable Outlook BBB
Fiscal Stabilization Initiatives
2000
2001
2002
2003
2005
2006
2007
2010
2011

4

Puerto Rico Economy Stabilizing 4 Overview S&P increased Puerto Rico's debt rating from BBB- to BBB in March 2011 Stabilizing employment trends, with unemployment dropping from 16.9% to 15.2% during Q2. Government initiatives Government housing incentive has boosted lower-cost housing sales Fiscal deficit estimated at $1.0B (12% of revenues) in 2011, down from $3.3B (46% of revenues) in 2009 GNP Evolution Budget Deficit S&P Credit Rating 2.7% 1.9% 0.5% (1.2)% (2.9)% (4.0)% (3.8)% (1.0)% 2004 2005 2006 2007 2008 2009 2010 2011E Source: Puerto Rico Government Development Bank, Puerto Rico Planning Board 4

Overview of Doral Financial Corporation 5 Franchise Overview Doral is Puerto Rico's leading community bank $4.8 bn in loans ~135,000 mortgage customers and ~300,000 banking customers with over $2 bn in non-brokered deposits Doral has maintained its leadership role in affordable, fixed rate mortgages Residential mortgages account for 79% of Puerto Rico loans Doral's mortgage portfolio is mature and in affordable price segments Doral has exited and reduced its exposure to Construction and Development loans in Puerto Rico Puerto Rico Construction and Development loans are now only 5% of total loans. Doral has diversified its geographic exposure US loans have grown to $1.2bn, account for 19% of total loans and 72% of Q2 production 5 retail bank branches in the US with $173MM of deposits Book Value per share is $4.02 Doral currently has a valuation allowance against its deferred tax asset equal to an additional $2.65 per share. Loan Portfolio Composition $ mm Loan Category PR USA Total Residential $3,815.0 $131.3 $3,946.3 CRE 624.1 68.7 692.8 C&I 38.4 874.0 912.4 C&D 309.6 80.3 389.9 Consumer / Other 49.1 - 49.1 Total 4,836.2 1,154.3 5,990.5

doral

Core Profitability Improving

Net Interest Margin

3.00
2.50
2.00
1.50
1.00
0.50
0.00
1.87%
1.84%
1.77%
1.85%
2.23%
2.36%
2010Q1
2010Q2
2010Q3
2010Q4
2011Q1
2011Q2

Highlights

Non-Interest Income Ratio[1]

50.0
40.0
30.0
20.0
10.0
0.0
32.8%
41.1%
44.9%
37.4%
37.4%
2010Q2
2010Q3
2010Q4
2011Q1
2011Q2

Pre-Tax, Pre-Provision Income

$(184.2)
$ 4.2
$(11.0)
$ 11.0
20.6
2010Q2
2010Q3
2010Q4
2011Q1
2011Q2

6

6 Net Interest Margin Highlights Net Interest Margin improvement from restructuring and re-pricing various liabilities which lowered interest expense and extended duration Non-interest income excluding securities gains and cost of early retirement of borrowing was $27.1mm, marking the fourth consecutive quarter that NII exceeded $25mm Operating expenses included the impacted of $2.2mm in severance expense -- $1.4mm quarterly benefit expected Non-Interest Income Ratio1 Pre-Tax, Pre-Provision Income Core Profitability Improving 1 Excludes gain / loss on sale of securities and charges related to early extinguishment of liabilities 6 doral

Improvements in Liabilities Driving NIM Gains

Recent Actions

Cost of Funding[1]

3.01%
2.94%
2.96%
2.72%
2.58%
2.51%
2.50%
2.49%
2.30%
2.11%
3.00
2.80
2.60
2.40
2.20
2.00
2010Q2
2010Q3
2010Q4
2011Q1
2011Q2
Cost of Funds
Cost of Deposits

Liability Structure

$8,162
$7,784
$7,603
$7,149
3.4%
10.1%
16.3%
11.9%
27.0%
31.4%
3.5%
10.5%
15.1%
11.6%
29.0%
30.3%
3.5%
10.7%
15.5%
11.4%
29.6%
29.4%
3.6%
11.3%
6.2%
18.8%
31.7%
28.4%
2010Q3
2010Q4
2011Q1
2011Q2
Brokered CDs
Non-Brokered Deposits
FHLB
Securities Sold
Loans and Notes Payable
Other Liabilites

7

Improvements in Liabilities Driving NIM Gains 7 Recent Actions Significant steps taken to restructure expensive liabilities and reduce overall funding cost by 38 bps since the beginning of 2011 Doral sold $679 million in non-strategic, long-duration mortgage backed securities during the quarter using proceeds to retire repurchase agreements and fund loan growth Non-Deposit funding $555mm in FHLB borrowings exchanged for new borrowings at 2.87% rate, a 125 bps reduction (January 2011) $515 mm in FHLB repurchase agreement restructured into $515 mm in FHLB advances, extending term and reducing the effective rate by 14 bps Deposit Funding Exercised call on $155mm in callable CDs with rates in excess of 6% during Q1 & Q2 Lowered rates on non-brokered deposits 22 bps in the quarter and developed deposit channels. Reduced expensive state and municipal deposits that require collateral ($31MM in Q2) Cost of Funding1 Liability Structure $8,162 $7,784 $7,603 $7,149 3.4% 3.5% 3.5% 3.6% 10.1% 10.5% 10.7% 11.3% 16.3% 15.1% 15.5% 6.2% 11.9% 11.6% 11.4% 18.8% 27.0% 29.0% 29.6% 31.7% 31.4% 30.3% 29.4% 28.4% 1Excludes expenses related to early termination of callable CDs (Q1 '11 & Q2 '11) 7 Cost of Funds Cost of Deposits

Actively Managing Credit Portfolio 8 Doral has taken decisive action to reduce NPAs by $305.6 mm since Q2 2010 Added over 100 collectors to improve front-end collection effectiveness Sold $62 mm of previously Non-Performing FHA & VA loans to Ginnie Mae since the beginning of 2011. Focused originations on residential mortgage under tightened underwriting criteria -- 94% of Puerto Rico loan originations were residential mortgages. Exited construction and development lending in 2007, reducing exposure by $560 mm and sold $138mm of construction loans and other assets in 2010 doral

Modified Coverage Ratio

	Loan Receivable Balance[1]	NPLs	Reserves	Reserves / Loans	Reserves / NPLs	Partial Charge-Offs	Reserves + Partial Charge-offs / Loans[2]	Reserves + Partial Charge-offs / NPLs[3]
Residential (Non-FHA / VA)	$3,537.9	$278.3	$55.2	1.6%	19.8%	$31.5	2.4%	28.0 %
Residential (FHA / VA)	132.7	79.2	-	-	-	-	-	-
Consumer	49.1	0.7	5.5	11.3%	785.7%	0.1	11.4%	700.0%
CRE	666.6	167.1	15.6	2.3%	9.3%	25.3	5.9%	21.3%
C&I	912.4	2.7	6.0	0.7%	222.2%	0.3	0.7%	210.0%
C&D	389.9	109.1	11.2	2.9%	10.3%	59.2	15.7%	41.8%
Total	**$5,688.6**	**$637.2**	**$93.5**	**1.6%**	**14.7%**	**$116.4**	**3.6%**	**27.9%**
Total (ex-FHA / VA)	**$5,555.9**	**$558.0**	**$93.5**	**1.7%**	**16.8%**	**$116.4**	**3.7%**	**31.2%**

1 Excludes Loans Held for Sale
2 (Reserves + Partial Charge-offs) / (Loan Receivable Balance + Partial Charge-offs)
3 (Reserves + Partial Charge-offs) / (NPLs + Partial Charge-offs)

9

Modified Coverage Ratio9 Loan Receivable Balance NPLs Reserves Reserves / Loans Reserves / NPLs Partial Charge-Offs Reserves + Partial Charge-offs / Loans1 Reserves + Partial Charge-offs / NPLs2 Residential (Non-FHA / VA) $3,537.9 $278.3 $55.2 1.6% 19.8% $31.5 2.4% 28.0 % Residential (FHA / VA) 132.7 79.2 Consumer 49.1 0.7 5.5 11.2% 785.7% 0.1 11.4% 700.0% CRE 666.6 167.1 15.6 2.3% 9.3% 25.3 5.9% 21.3% C&I 912.4 2.7 6.0 0.7% 222.2% 0.3 0.70% 210.0% C&D 389.9 109.1 11.2 2.9% 10.3% 59.2 15.7% 41.8% Total $5,688.6 $637.1 $93.5 1.6% 14.7% $116.4 3.6% 27.9% Total (ex-FHA / VA) $5,555.9 $557.9 $93.5 1.7% 16.8% $116.4 3.7% 31.1% In addition to $94mm in reserves, Doral has taken and additional $116mm of charges against the NPL portfolio. 1 (Reserves + Partial Charge-offs) / (Loan Receivable Balance + Partial Charge-offs) 2 (Reserves + Partial Charge-offs) / (NPLs + Partial Charge-offs)

doral

Strong Capital Position

Tier-1 Leverage Ratio

10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
8.5%
8.3%
8.6%
8.9%
9.1%
2010Q2
2010Q3
2010Q4
2011Q1
2011Q2

Highlights

Total Risk Based Capital Ratio

20.0%
16.0%
12.0%
8.0%
4.0%
0.0%
15.3%
15.0%
14.5%
14.8%
14.7%
2010Q2
2010Q3
2010Q4
2011Q1
2011Q2

Tier-1 Common Equity Ratio

8.0%
6.0%
4.0%
2.0%
0.0%
4.8%
7.5%
6.9%
7.2%
7.1%
2010Q2
2010Q3
2010Q4
2011Q1
2011Q2

10

Strong Capital Position 10 Tier-1 Leverage Ratio Total Risk Based Capital Ratio Highlights Doral continues to maintain capital in excess of well-capitalized standards $261mm above well capitalized standards Improved ability to create capital capacity Continued sale of non-strategic assets -- $679mm of low-margin securities sold in Q2 $31.7mm of Pre-Tax, Pre-Provision Income year to date. Tier-1 Common Equity Ratio 10

Doral's Improvements are Sustainable 11 Maintaining improvements in asset quality Selling low-margin securities and originating higher-yield US loans. Restructuring liabilities, reducing pricing and extending duration. Building a leading community bank with strong fee income Continuing to build capital

Investor Relations Contact and Conference Replay Details 12 Investor Relations: Christopher Poulton 212 / 329 3794 christopher.poulton@doralfinancial.com Conference Call: August 1, 2011 10.00 am (Eastern) Tel. 800 / 230 1096 -or- 612 / 288 0340 Conference Call Replay: August 1, 2011 - September 1, 2011 Tel. 800 / 475 6701 or 320 / 365-3844 Access Code: 211811

Exhibit A Summary Financials

Summary Financials 14 ($ mm) 30-Jun-11 31-Mar-11 31-Dec-10 30-Sep-10 30-June-10 Income Statement Net Interest Income $45.5 $43.2 $37.6 $39.2 $40.1 Provision for Credit Losses 13.3 2.6 21.1 19.3 44.6 NII After Provisions 32.2 40.6 16.5 19.8 (4.6) Non-Interest Income 38.8 28.6 27.8 41.7 (120.2) Non-Interest Expense 63.6 60.8 76.4 76.7 104.1 Pre-Tax Income 7.3 8.4 (32.1) (15.1) (228.8) Taxes 2.9 5.1 4.0 3.9 4.5 Net Income 4.5 3.3 (36.1) (19.0) (233.3) Pre-Tax Pre-Provision Income 20.6 11.0 (11.0) 4.2 (184.2) Balance Sheet Total Gross Loans (incl. HFS) $5,991 $5,844 $5,908 $5,960 $5,904 Loan Loss Reserves 93 120 124 119 135 Total Deposits 4,303 4,486 4,618 4,761 4,941 Total Assets 8,019 8,464 8,646 9,076 9,397 Profitability Metrics Net Interest Margin 2.36% 2.23% 1.85% 1.77% 1.84% Non-Interest Income Ratio1 37.4% 37.4% 44.9% 41.1% 32.8% Efficiency Ratio 75.4% 91.2% 111.3% 113.9% 165.5% Capital & Credit Ratios NPL / Loans2 10.1% 10.7% 11.6% 13.7% 15.3% Leverage Ratio 9.07% 8.87% 8.56% 8.31% 8.52% 1 Excludes gain / loss on sale of securities and charges related to early extinguishment of liabilities 2 Excludes Residential loans guaranteed by FHA / VA